

October 8, 2014

Via Email
Shaun Roberts
Chief Executive Officer
KonaRed Corporation
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, Hawaii 96756

Re: **KonaRed Corporation**
Registration Statement on Form S-1
Filed September 18, 2014
File No. 333-198804

Dear Mr. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosures on page 13 under Asset Purchase and Dissolution, on page 14 under Selling Stockholders, and on page 108 under Recent Sales of Unregistered Securities, describing your October 2013 issuance of 42.75 million shares of common stock as consideration for your purchase of Sandwich Isles. You state that you relied on Section 4(a)(2) under the Securities Act for this transaction and that Messrs. Roberts and Schorr were designated as trustees of these shares prior to their distribution to the 161 shareholders of Sandwich Isles pursuant to the dissolution of Sandwich Isles on May 23, 2014. Please tell us the legal and factual basis you relied on in concluding the issuance of these shares was exempt from registration, including:

   • the class of persons to whom the company issued the shares (e.g., identify whether these shareholders were investors or employees of Sandwich Isles);

- what type of information was provided to these shareholders in connection with the issuance;
- how the company contacted the Sandwich Isles shareholders in connection with the reverse merger; and
- how the parties effected the designation of Messrs. Roberts and Schorr as trustees and when such designation was first disclosed.

Selling Stockholders, page 14

2. Please revise to address the origin and nature of any arrangement, agreement, or understanding between the company, Sandwich Isles, or either of its affiliates, and the selling shareholders related to the distribution and/or registration of the offered securities. In this regard, we note your statement in your Form 8-K filed on September 18, 2014 that this registration statement "fulfills a commitment made to such shareholders."

3. Please revise your footnotes to identify the natural persons who have sole or shared voting or investment power over the selling shareholder entities. For additional guidance, consider Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Shaun Roberts
KonaRed Corporation
October 8, 2014
Page 3

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins, Esq.
        Clark Wilson LLP